UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Kerr-McGee Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    492386107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 10, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of " 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
            High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
            OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
            1,476,200

8        SHARED VOTING POWER
            0

9        SOLE DISPOSITIVE POWER
            1,476,200

10       SHARED DISPOSITIVE POWER
            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,476,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.97%

14       TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
            Hopper Investments LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
            OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
            0

8        SHARED VOTING POWER
            1,476,200

9        SOLE DISPOSITIVE POWER
            0

10       SHARED DISPOSITIVE POWER
            1,476,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,476,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.97%

14       TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
            Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
            OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
            0

8        SHARED VOTING POWER
            1,476,200

9        SOLE DISPOSITIVE POWER
             0

10       SHARED DISPOSITIVE POWER
            1,476,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,476,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.97%

14       TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
                  Icahn Partners Master Fund L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
             OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
            3,013,412

8        SHARED VOTING POWER
            0

9        SOLE DISPOSITIVE POWER
            3,013,412

10       SHARED DISPOSITIVE POWER
            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,013,412

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.99%

14       TYPE OF REPORTING PERSON*
             PN

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
              Icahn Offshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
             OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
            0

8        SHARED VOTING POWER
            3,013,412

9        SOLE DISPOSITIVE POWER
             0

10       SHARED DISPOSITIVE POWER
             3,013,412

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,013,412

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.99%

14       TYPE OF REPORTING PERSON*
               PN

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
                  CCI Offshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
            OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
             0

8        SHARED VOTING POWER
            3,013,412

9        SOLE DISPOSITIVE POWER
              0

10       SHARED DISPOSITIVE POWER
            3,013,412

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,013,412

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.99%

14       TYPE OF REPORTING PERSON*
             OO

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
           Icahn Partners L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
               OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
            2,891,388

8        SHARED VOTING POWER
              0

9        SOLE DISPOSITIVE POWER
            2,891,388

10       SHARED DISPOSITIVE POWER
              0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,891,388

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.91%

14       TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
           Icahn Onshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
             OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
             0

8        SHARED VOTING POWER
            2,891,388

9        SOLE DISPOSITIVE POWER
             0

10       SHARED DISPOSITIVE POWER
            2,891,388

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,891,388

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.91%

14       TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
            CCI Onshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
             OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
            0

8        SHARED VOTING POWER
            2,891,388

9        SOLE DISPOSITIVE POWER
              0

10       SHARED DISPOSITIVE POWER
             2,891,388

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,891,388

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.91%

14       TYPE OF REPORTING PERSON*
              OO

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
            Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
             OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
             0

8        SHARED VOTING POWER
            7,381,000

9        SOLE DISPOSITIVE POWER
            0

10       SHARED DISPOSITIVE POWER
            7,381,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,381,000


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.87%

14       TYPE OF REPORTING PERSON*
              IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Statement constitutes Amendment No. 1 to the Schedule 13D previously filed on March 3, 2005. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 7,381,000 Shares purchased by High River, Icahn Master and Icahn Partners, collectively, was $530,203,600.84 (including commissions and, with respect to Shares acquired upon exercise of options, including option purchase prices). The source of funding for the purchase of these Shares was the respective general working capital of the purchasers, and, with respect to High River, pursuant to margin accounts in the regular course of business.


Item 4.  Purpose of Transaction

Item 4 is hereby amended to add the following:

         On March 10, 2005, the Reporting Persons and Jana Partners LLC sent a letter to the Issuer (the "Response Letter"), responding to the Issuer's announcement of the proposed sale of its chemicals business and share repurchase program. A copy of the Response Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Response Letter are qualified in their entirety by reference to the Response Letter.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MESSRS. CARL ICAHN AND BARRY ROSENSTEIN AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF KERR-MCGEE CORPORATION FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, THE PROXY STATEMENT AND SUCH OTHER DOCUMENTS WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV, AND A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF KERR-MCGEE CORPORATION.


Item 5.  Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

         (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,381,000 Shares, representing approximately 4.87% of the Issuer's outstanding Shares (based upon the 151,692,157 Shares stated to be outstanding as of October 31, 2004 by the Issuer in the Issuer's Form 10-Q for the period ending September 30, 2004, filed with the Securities and Exchange Commission on November 9, 2004).

         (b) High River has sole voting power and sole dispositive power with regard to 1,476,200 Shares. Each of Barberry, Hopper and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,013,412 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,891,388 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

         The Reporting Persons may be deemed to be members of a "group" with the Jana Parties within the meaning of Section 13(d)(3) of the Act. As such, the Reporting Persons may be deemed to beneficially own Shares owned by the Jana Parties. Upon information and belief, the Jana Parties, as of the close of business on March 9, 2005, may be deemed to beneficially own 4,332,400 Shares in the aggregate. Accordingly, the 11,713,400 Shares that may be deemed to be beneficially owned in the aggregate by the Reporting Persons and the Jana Parties constitutes approximately 7.72% of the Shares outstanding. However, the Reporting Persons disclaim membership in any such group for all purposes and disclaim ownership of any Shares owned by the Jana Parties, and neither the fact of this filing or anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they are members of such a group.

         (c) The following table sets forth all transactions with respect to Shares effected since the most recent filing on Schedule 13D by the Reporting Persons. All such transactions were effected in the open market and the table includes commissions paid in per share prices.


------------------ -------------- -------------------  ------------------
                                   No. of Shares               Price
 Name                Date            Purchased               Per Share
------------------ -------------- ------------------- -------------------
------------------ -------------- ------------------- -------------------
High River          03/10/05             55,000               77.0961
------------------ -------------- ------------------- -------------------
------------------ -------------- ------------------- -------------------
Icahn Master        03/10/05            112,200               77.0961
------------------ -------------- ------------------- -------------------
------------------ -------------- ------------------- -------------------
Icahn Partners     03/10/05             107,800               77.0961
------------------ -------------- ------------------- -------------------


Item 6. Contracts, Arrangements, Understandings or Relationship
           with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

         On March 10, 2005, the Reporting Persons and Jana Partners LLC sent to the Issuer the Response Letter more fully described in Item 4. A copy of the Response Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Response Letter are qualified in their entirety by reference to the Response Letter.


Item 7.  Material to be Filed as Exhibits

1        Letter from the Reporting Persons and Jana Partners LLC to the Issuer.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2005


                             HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


         By:   /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

BARBERRY CORP.


         By:    /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      Hopper Investments LLC, General Partner

         By:  Barberry Corp., member


         By:  /s/ Edward E. Mattner
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By:   /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


                [Signature Page of Amendment #1 to Schedule 13D -
                               Kerr-McGee, Inc.]

ICAHN OFFSHORE L.P.

         By:    /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


/s/ Carl C. Icahn_____________
-----------------
CARL C. ICAHN


                        [Signature Page of Amendment #1 to Schedule 13D - Kerr-McGee, Inc.]